Sit Mutual Funds
Investment Presentation
March 31, 2018

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
www.sitfunds.com

Sit Investment Associates

Outline of Presentation

Sit Investment Associates

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

➢ To operate under the highest ethical and professional standards.

➢ To put our clients first in everything we do. We realize that the success of our clients results in our success.

➢ To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.

➢ To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

➢ To provide superior investment management products for discriminating investors.

➢ To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.

➢ To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.

Sit Investment Associates

Sit Mutual Funds
A Family of No-Load Mutual Funds
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement
The firm is dedicated to a single purpose: to be a premier investment management firm.

Sit Investment Associates, Inc. Total Assets Under Management
As of March 31, 2018: $13.8 Billion

- Equity $3.1 Billion
- Fixed Income $10.7 Billion

- Institutional Separate Accounts $10.9 Billion
- Sit Mutual Funds $2.8 Billion

History

1981
- Sit Investment Associates , Inc. is founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S.
- Sit Mutual Funds formed

1984
- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989
- Sit International division formed to manage international and global portfolios

Sit Investment Associates

Investment Philosophy

Equity Management

➢ To achieve superior long-term absolute and real returns through investing in growth-oriented investment opportunities.

➢ We invest primarily in high quality growth companies worldwide that have the potential to increase earnings at a faster rate than the representative economy and market index and are at reasonable valuation levels.

Fixed Income Management

➢ To attain consistent, superior risk-adjusted returns using a conservative investment style.

➢ We utilize investment grade securities, with special emphasis on fixed income securities that provide high interest income and stability of principal value.

Sit Investment Associates

Sit Investment Associates, Inc. Professionals

Equity

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	27	20
Kent L. Johnson, CFA	25	29
Ronald D. Sit, CFA	33	33
David A. Brown, CFA	23	20
Denise A. Anderson, Ph.D.	20	9
Joseph R. Eshoo	23	10
Michael T. Manns	31	3
Michael C. Marzolf	19	1
Tasha M. Murdoff	18	22
Mark A. Pepper	19	14
Raymond E. Sit	26	26
Robert W. Sit, CFA	26	26
Michael J. Stellmacher, CFA	26	17
Stacey M. Curme	21	25
Ningning Tang, CFA	14	10
Bradley W. Meyer	15	17
Lee J. Feltman, CFA	10	10
Eric M. Manthe	6	13
Nicholas D. Tich	10	12
Samuel K. V. Krawczyk	4	4

Total Years Investment Experience 396 Years
Average Years Investment Experience 19.8 Years

Fixed Income

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	27	20
Michael C. Brilley	49	33
Bryce A. Doty, CFA	26	22
Paul J. Jungquist, CFA, CPA	23	23
Mark H. Book, CFA, CMA	31	17
Christopher M. Rasmussen, CFA	15	18
Todd S. Emerson, CFA	23	11
Jessica A. Ersfeld, CFA	10	9
Michael C. Hubbard, CFA	12	6
Michael J. Reich, CFA	11	13
Kevin P. O'Brien, CFA	14	16
Jason B. Miller, CFA	9	4
Charles D. Officer, CFA	8	3
Andrew J. Tich	10	11
Nick F. Ochsner	6	0
Marci A. Lorge	33	29
Brian R. Gilbert	23	23

Total Years Investment Experience 337 years
Average Years Investment Experience 19.8 years

Sit Investment Associates

Sit Mutual Fund Offerings

Higher Risk
Higher Growth Potential
Developing Markets Growth Fund
Small Cap Growth Fund
International Growth Fund
Mid Cap Growth Fund
Large Cap Growth Fund
ESG Growth Fund
GROWTH
Small Cap Dividend Growth Fund
Global Dividend Growth Fund
Dividend Growth Fund
Balanced Fund
GROWTH
& INCOME
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
U.S. Government Securities Fund
Quality Income Fund
INCOME
Lower Risk
Lower Growth Potential

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

II. Minnesota Tax‑Free Fund

Sit Tax‑Exempt Funds' Investment Strategy

The investment objective is to <u>maximize after-tax income</u> by placing major emphasis on:

- The income component of total return
- Over-weighting select, high quality/higher-yielding sectors of the tax-exempt market
- Minimization of capital gains; lower turnover
- Maximizing usage of revenue bonds which carry solid credit ratings but higher yields due to the impact of sinking funds and call provisions
- Heavy use of secondary market for purchases through a network of over 100 broker-dealers
- Callable bonds when expectations are that calls will not be made. These provide an increase in yield to the coupon rate after the call date

Sit Tax‑Exempt Funds' Risk Control

Portfolio managers control risk for the tax-exempt funds by:

- Maintaining portfolio durations within a specified range of their benchmark
- Minimizing credit risk by mainly using investment grade securities. Non-rated tax-exempt bonds are utilized, but only after internal research.
- Minimizing liquidity risk by utilizing securities that have sound credit quality, generate significant cash flow, have stable prepayment characteristics, and have well-diversified ownership
- Maintaining a broad issue and geographic diversification with our tax-exempt bond security selections with an average holding of less than one percent of the total portfolio

SIT MINNESOTA TAX-FREE INCOME FUND
AVERAGE ANNUAL TOTAL RETURNS AS OF MARCH 31, 2018

	1 Yr	3 Yrs	5 Yrs	7 Yrs	10 Yrs	Since Inception*	30-Day SEC Yield
Sit Minnesota Tax-Free Income Fund	**4.08**	**2.57**	**2.94**	**4.63**	**4.53**	**4.68**	**2.80**
Bloomberg Barclay's 5-Yr Muni Bond Index	0.65	1.27	1.54	2.53	3.28	4.21	

* The Sit Minnesota Tax-Free Income Fund's inception was 12/1/1993

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

FIVE LARGEST MINNESOTA TAX-EXEMPT MUTUAL FUNDS' YIELDS AND DURATION

As of March 31, 2018



Average Annual Total Returns (%) as of March 31, 2018	1 Year	3 Year	5 Year	10 Year
Sit MN Tax-Free Income Fund (SMTFX)	**4.1**	**2.6**	**2.9**	**4.5**
Columbia MN Tax-Exempt Fund	2.8	2.2	2.8	4.5
Delaware Tax-Free MN Fund	2.2	1.9	2.4	4.0
Fidelity MN Municipal Income Fund	1.9	1.8	2.1	3.7
Franklin MN Tax-Free Income Fund	1.7	1.4	1.9	3.8
Bloomberg Barclays 5-Year Municipal Bond Index	0.6	1.3	1.5	3.3

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Sit Minnesota Tax-Free Income Fund
March 31, 2018

INVESTMENT OBJECTIVES

The Sit Minnesota Tax-Free Income objective seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Sit Minnesota Tax-Free Income strategy to achieve its objectives is to invest primarily in municipal securities that generate interest income that is exempt from regular federal income tax and Minnesota regular personal income tax. During normal market conditions, Sit Minnesota Tax-Free Income invests 100% (and, as a fundamental policy, no less than 80%) of its net assets in such tax-exempt municipal securities. Sit Minnesota Tax-Free Income may invest up to 20% of its assets in securities that generate interest income subject to both Minnesota and federal alternative minimum tax ("AMT"). Investors subject to AMT treat the Fund's income subject to AMT as an item of tax preference in computing their alternative minimum taxable income.

Sit Minnesota Tax-Free Income substantially invests in municipal securities issued by the state of Minnesota and its political subdivisions. Sit Minnesota Tax-Free Income invests in both general obligation bonds, which are secured by the full faith, credit and taxation power of the issuing municipality, and in revenue bonds, which are backed by and payable only from the revenues derived from a specific facility or specific revenue source. Sit Minnesota Tax-Free Income generally invests a significant portion of its assets in obligations of municipal housing authorities, which include single family and multi-family mortgage revenue bonds, revenue bonds of health care-related facilities, and revenue bonds of educational institutions, which include higher education institutions, public, private and charter schools, and student loan-backed bonds.

QUALITY RATINGS (%)

		Assessment of Non-Rated Securities	
AAA	5.3	AAA	0.0
AA	29.3	AA	0.5
A	18.4	A	0.9
BBB	10.6	BBB	5.7
Less than BBB	5.6	BB	19.0
Non-Rated	27.5	Less than BB	1.4
Cash and Other Net Assets	3.3		

SECTOR ALLOCATION (%)

Multi Family Mortgage	20.1	Municipal Lease	6.0
Hospital / Health Care	16.3	Other Revenue	5.2
Single Family Mortgage	15.9	Utility	4.5
Education/Student Loan	13.3	Sectors Less Than 4.0%	8.9
General Obligation	6.5	Cash and Other Net Assets	3.3

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

PORTFOLIO CHARACTERISTICS

Average Maturity:	15.9 Years
Duration to Estimated Avg. Life:	4.4 Years

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

Sit Minnesota Tax-Free Income Fund Historic NAV vs. 12-Month Distribution Rate

Sit MN Tax-Free Income Fund Historic NAV



$10.39

Sit MN Tax-Free Income Fund 12-Month Distribution Rate



3.04%

Source: Sit Investment Associates, Inc.

The 30-Day SEC Yield as of 3/31/18 was 2.80%

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

Sit Investment Associates

Sit Minnesota Tax-Free Income Fund

Portfolio Characteristics

QUALITY	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15	12/31/16	12/31/17	3/31/18
AAA	19.6%	17.0%	9.8%	8.2%	6.8%	7.7%	7.1%	5.9%	4.6%	6.5%	4.4%	4.6%	5.3%
AA	10.7	8.1	16.8	18.7	19.1	22.6	19.7	22.4	22.2	24.5	30.2	28.5	29.2
A	10.9	13.5	15.8	16.9	18.8	17.3	16.3	20.8	20.7	20.4	20.0	20.4	18.3
BBB	13.4	17.4	15.5	15.8	15.6	15.8	12.0	13.0	10.2	7.9	7.8	9.9	10.5
<BBB	2.6	3.1	3.1	1.3	1.8	0.6	1.2	1.0	1.4	3.6	5.7	5.9	5.6
CASH EQUIVALENTS	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.2	9.1	7.8	2.3	4.1	3.7
PERCENT RATED	62.4%	62.4%	62.2%	65.9%	65.2%	67.5%	66.5%	65.3%	68.2%	70.7%	70.4%	73.4%	72.6%
NON-RATED (SIT INTERNAL RATINGS)													
(AAA)	1.7	0.5	0.0	0.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
(AA)	1.0	1.0	1.0	0.4	2.7	3.0	1.8	2.6	2.0	1.2	0.0	0.5	0.5
(A)	9.3	7.6	7.5	7.7	3.7	3.0	1.2	0.9	0.8	0.4	0.3	0.9	0.9
(BBB)	17.8	19.1	18.2	15.8	14.4	13.9	11.7	10.0	7.8	8.0	8.7	5.7	5.7
(<BBB)	7.8	9.4	11.1	10.2	13.0	12.6	18.8	21.2	21.2	19.7	20.6	19.5	20.3
PERCENT NON-RATED	37.6%	37.6%	37.8%	34.1%	34.8%	32.5%	33.5%	34.7%	31.8%	29.3%	29.6%	26.6%	27.4%
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A2 / A	A2 / A	A3 /A-	A2 / A	A3 / A-	A2 / A	A2 / A	A3 / A-	A2 / A	A3 / A-	A3/A-	A3/A-	A3/A-
PORTFOLIO COMPOSITION													
HOUSING	27.2%	28.9%	32.1%	32.5%	34.1%	34.4%	31.0%	39.1%	36.4%	36.6%	36.7%	35.6%	36.2%
SINGLE FAMILY	4.6	7.5	12.2	14.6	12.4	17.3	12.5	17.6	16.6	15.8	15.6	15.4	15.9
MULTI FAMILY	22.6	21.4	19.9	17.9	21.7	17.1	18.5	21.5	19.8	20.8	21.0	20.1	20.2
HOSPITAL	21.5	25.1	25.5	22.1	20.1	19.1	17.2	16.4	16.2	14.9	17.2	16.8	16.4
OTHER REVENUE	8.7	9.7	9.9	11.4	13.4	13.1	12.7	13.3	10.9	10.9	9.2	8.1	7.5
EDUCATION	9.2	12.4	11.0	10.5	10.5	11.5	11.1	11.6	11.0	11.7	14.3	14.1	13.4
UTILITIES	0.8	3.8	6.4	5.3	7.2	5.6	5.0	4.8	5.2	4.2	4.8	4.8	4.5
INSURED	8.7	5.2	4.9	3.7	3.6	3.0	2.8	1.1	1.7	1.3	0.5	0.5	0.5
LEASES	3.3	2.5	2.4	2.2	2.5	2.9	4.2	4.3	4.5	4.8	7.0	6.8	6.0
IDR/PCR	5.7	2.7	3.5	2.7	2.6	2.1	1.3	1.2	0.3	0.2	0.2	0.6	0.5
ESC. TO MAT/PRE REF	6.6	4.3	0.3	2.1	0.0	0.0	0.3	1.4	0.9	3.3	1.9	3.6	3.3
MUTUAL FUNDS	0.0	1.0	0.8	0.9	0.8	0.8	1.0	1.7	1.4	1.3	1.3	1.2	1.1
GENERAL OBLIGATION	2.4	0.6	1.5	0.8	0.5	2.5	2.2	2.0	1.5	2.7	4.0	3.4	6.5
INSURED - G.O.	0.2	0.1	0.0	0.4	1.0	1.0	0.7	0.7	0.6	0.1	0.1	0.1	0.1
PUBLIC FACILITIES	0.5	0.4	0.5	0.4	0.6	0.5	0.3	0.3	0.3	0.2	0.5	0.3	0.2
CASH EQUIVALENTS	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.1	9.1	7.8	2.3	4.1	3.8
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	14.0	15.5	14.6	14.7	15.4	16.1	14.5	16.6	15.3	15.2	16.5	15.7	15.9
WEIGHTED AVG CPN	5.4	5.3	5.3	5.1	5.4	5.2	4.6	5.0	4.5	4.5	4.7	4.5	4.5
WEIGHTED AVG PRICE	102.9	98.5	84.3	97.1	95.7	100.9	104.2	97.0	103.5	103.9	102.0	104.8	103.0
DURATION TO AVERAGE LIFE (Yrs)	4.2	4.9	5.1	4.9	5.5	5.4	4.2	5.4	4.7	4.8	5.8	4.2	4.4

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

III. Disclosures

Disclosure Page

Mutual fund investing involves risk; principal loss is possible. There is no guarantee that a Fund's objectives will be achieved, and the market value of securities held by a Fund may fall or fail to rise. Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. More information on the risks specific to each Fund is included in each Fund's prospectus. Prospectuses may be obtained by calling Sit Mutual Funds at 800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Risks specific to Sit MN Tax-Free Fund
Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to an single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Index Descriptions
The Barclay's Capital 5-Year Municipal Bond Index is an unmanaged of long-term, fixed-rate, investment-grade tax-exempt bonds representative of the municipal bond market. The Barclays Municipal Bond Index is an unmanaged, broad-based benchmark that measures the investment grade U.S. dollar –denominated, fixed tax-exempt bond market. It includes state and local general obligation, revenue, insured, and pre-refunded bonds. It is not possible to invest directly in an index.

Definition of Terms
Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Sit Investment Associates